ISSUER FREE WRITING PROSPECTUS Filed Pursuant to Rule 433 Registration Statement No. 333-132747 Dated May • , 2008

Return Optimization Securities with Partial Protection

Enhanced Return Strategies for Moderate Return Environment

UBS AG $•   Securities linked to a basket of the S&P 500® Index and the MSCI EAFE® Index due on or about June 7, 2010

Investment Description

Return Optimization Securities with Partial Protection (“ROS”) are securities issued by UBS AG (“UBS”) with returns linked to the performance of a basket of the S&P 500® Index and the MSCI EAFE® Index (“Basket”). ROS are designed to enhance returns in a moderate-return environment — meaning an environment in which stocks generally experience moderate appreciation. If the Basket Return is positive, at maturity you will receive your principal plus 2 times the Basket Return, up to the Maximum Gain, providing you with an opportunity to outperform the Basket. If the Basket Return is between 0 and -10% (inclusive), at maturity you will receive your principal. If the Basket Return is below -10%, at maturity you will lose 1% (or a fraction thereof) of your principal for every 1% (or a fraction thereof) that the Basket Return is below 10%. Accordingly, if the Basket declines by more than 10% over the term of your ROS, you may lose up to 90% of your principal.

Features
☐	Growth Potential: ROS provide the potential to enhance returns in a moderate-return environment.
☐	Partial Protection of Principal: At maturity you will receive a cash payment equal to at least 10% of your invested principal.
☐	Diversification: ROS provide the ability to diversify your portfolio through exposure to the S&P 500® Index and the MSCI EAFE® Index.

Key Dates*

Trade Date	June 2, 2008
Settlement Date	June 5, 2008
Final Valuation Date	June 2, 2010
Maturity Date	June 7, 2010
*	In the event we make any change to the expected Trade Date and Settlement Date, the Final Valuation Date and the Maturity Date will be changed to ensure that the stated term of the ROS remains the same.
Security Offering

We are offering the Return Optimization Securities with Partial Protection linked to a basket of the S&P 500® Index and the MSCI EAFE® Index. The return on the ROS are subject to, and will not exceed, the predetermined Maximum Gain, which will be determined on the trade date. The ROS are offered at a minimum investment of $1,000 per ROS.

Securities	Maximum Gain*	Maximum Payment at Maturity per $1,000 ROS*	CUSIP	ISIN
ROS linked to Basket	29.00% to 31.00%	$1,300	902644715	US9026447154
*	Actual Maximum Gain will be set on the Trade Date.

See “Additional Information about UBS and the ROS” on page 2. The ROS will have the terms specified in the ROS PP product supplement and accompanying prospectus, as supplemented by this free writing prospectus. See “Key Risks” on page 4 and the more detailed “Risk Factors” beginning on page PS-12 of the ROS PP product supplement for risks related to an investment in the ROS. Your ROS do not guarantee any return of principal in excess of $100 per $1,000 invested. An Index Return of less than -10% at maturity will result in a loss of principal.

Neither the Securities and Exchange Commission nor any other regulatory body has approved or disapproved of these securities or passed upon the adequacy or accuracy of this free writing prospectus, or the accompanying ROS PP product supplement, or prospectus. Any representation to the contrary is a criminal offense. The securities are not deposit liabilities of UBS AG and are not FDIC insured.

	Price to Public	Underwriting Discount	Proceeds to UBS AG
Per Security	$1,000	$15	$985
Total

UBS Financial Services	UBS Investment Bank

Additional Information about UBS and the ROS

UBS has filed a registration statement (including a prospectus, as supplemented by a product supplement for the ROS and an Index supplement for various securities we may offer, including the ROS), with the Securities and Exchange Commission, or SEC, for the offering to which this free writing prospectus relates. Before you invest, you should read these documents and any other documents relating to this offering that UBS has filed with the SEC for more complete information about UBS and this offering. You may obtain these documents without cost by visiting EDGAR on the SEC web site at www.sec.gov. Our Central Index Key, or CIK, on the SEC Web site is 0001114446. Alternatively, UBS will arrange to send you the prospectus, the ROS PP product supplement and the Index supplement if you so request by calling toll-free 800-722-7370.

You may access these documents on the SEC web site at www.sec.gov as follows:

♦	Product supplement for ROS with Partial Protection dated March 28, 2008:

http://www.sec.gov/Archives/edgar/data/1114446/000139340108000184/v107686_690135-424b2.htm

♦	Index supplement dated August 27, 2007:

http://www.sec.gov/Archives/edgar/data/1114446/000139340107000087/v085367_debtsec-prosup.htm

♦	Prospectus dated March 27, 2006:

http://www.sec.gov/Archives/edgar/data/1114446/000095012306003728/y17280ae424b2.htm

References to “UBS,” “we,” “our” and “us” refer only to UBS AG and not to its consolidated subsidiaries. In this free writing prospectus, “ROS” and “Securities” refers to the Return Optimization Securities with Partial Protection that are offered hereby, unless the context otherwise requires. Also, references to the “ROS PP product supplement” mean the UBS product supplement, dated February 21, 2008, references to the “Index supplement” mean the UBS Index supplement, dated August 27, 2007, and references to “accompanying prospectus” mean the UBS prospectus, dated March 27, 2006.

Investor Suitability

The ROS may be suitable for you if:

♦	You believe that the Basket will appreciate moderately — meaning that you believe the Index will appreciate over the term of the ROS, although such appreciation is unlikely to exceed an amount equal to the Maximum Gain divided by the Multiplier
♦	You seek an investment that offers partial protection when the ROS are held to maturity
♦	You are willing to forego dividends paid on the stocks included in the Basket
♦	You do not seek current income from this investment
♦	You are willing to hold the ROS to maturity, and are willing to accept that there may be no secondary market for the ROS
♦	You are willing to invest in the ROS based on the indicated Maximum Gain, which will be determined on the trade date

The ROS may not be suitable for you if:

♦	You do not believe the Basket will appreciate over the term of the ROS, or you believe the Basket will appreciate by more than the Maximum Gain, which will be determined on the trade date
♦	You seek an investment that is 100% principal protected
♦	You seek an investment that is exposed to the full potential appreciation of the Basket, without a cap on participation
♦	You prefer to receive the dividends paid on any stocks included in the Basket
♦	You seek current income from this investment
♦	You are unable or unwilling to hold the ROS to maturity
♦	You seek an investment for which there will be an active secondary market

Indicative Terms

Issuer	UBS AG, Jersey Branch
Issue Price	$1,000 per ROS
Term	24 months
Protection Percentage	10%
Maximum Gain	29.00% to 31.00%. The actual maximum gain will be set on the Trade Date
Multiplier	2
Index Basket and Weightings	The securities are linked to a Basket consisting of the following indices: 75% S&P 500® Index 25% MSCI EAFE® Index (each a “Basket Index” and collectively the “Basket Indices”)
Payment at Maturity (per $1,000)	If the Basket Return (as defined below) multiplied by the Multiplier is equal to or greater than the Maximum Gain, you will receive:
$1,000 + ($1,000 × Maximum Gain)
If the Basket Return is positive and when multiplied by the Multiplier is less than the Maximum Gain, you will receive:
$1,000 + ($1,000 × 2 × Basket Return), subject to the Maximum Gain
If the Basket Return is between 0% and -10% (inclusive), you will receive 100% of your principal.
If the Basket Return is less than -10%, you will lose 1% of your principal (or a fraction thereof) for each percentage point (or a fraction thereof) that the Basket Return is below -10%.
Accordingly, if the Basket Return has declined by more than 10% over the term of your ROS, you may lose up to 90% of your principal.
Basket Return	Basket Ending Level – Basket Starting Level Basket Starting Level
Basket Starting Level	Set equal to the 100 on the Trade Date
Basket Ending Level	The weighted performance of the Basket Indices on the final valuation date. The Basket Ending Level will be calculated as follows:
100 × [1 + (S&P 500® Index Return × 75%) + (MSCI EAFE® Index Return × 25%)], where the return for each Basket Index is the performance of the respective Basket Index, calculated as the percentage change from the respective index closing level on the trade date to the respective index closing level on the final valuation date.

Determining Payment at Maturity

If the Basket Return is less than -10% you will lose 1% (or a fraction thereof) on the principal amount of your ROS for every 1% (or a fraction thereof) the Basket Return is below -10%. Accordingly, for each $1,000 invested, your payment at maturity will be calculated as follows:

$1,000 + [$1,000 × (Basket Return + 10%)]

As such, you could lose up to 90% of your principal depending on how much the Basket declines.

Key Risks
♦	Partial principal protection only if you hold the ROS to maturity — You will be entitled to receive at least 10% of the principal amount of your ROS only if you hold your ROS to maturity. The market value of the ROS may fluctuate between the date you purchase them and the final valuation date. If you sell your ROS in the secondary market prior to maturity, you will not receive partial principal protection on the portion of your ROS sold. You should be willing to hold your ROS to maturity.
♦	At maturity, you risk losing some of your principal — If the Basket Return is less than -10% you will lose 1% (or a fraction thereof) of your principal for each 1% (or fraction thereof) that the Basket Return is less than -10%. Accordingly, if the price of the Basket has declined by more than the Protection Percentage over the term of the ROS, you will lose some of your principal.
♦	No assurances of moderate-return environment — While the ROS are structured to provide enhanced returns in a moderate-return environment, we cannot assure you of the economic environment during the term or at maturity of your ROS.
♦	Maximum return — Your appreciation potential is limited to the Maximum Gain even if the Basket Return, as multiplied by the Multiplier, is greater than the Maximum Gain.
♦	There may be little or no secondary market for the ROS — The ROS will not be listed or displayed on any securities exchange or any electronic communications network. There can be no assurance that a secondary market for the ROS will develop. UBS Securities LLC and other affiliates of UBS currently intend to make a market in the ROS, although they are not required to do so and may stop making a market at any time. If you sell your ROS prior to maturity, you may have to sell them at a substantial loss.
♦	No interest or dividends — You will not receive any interest or dividend payments.
♦	Owning ROS is not the same as owning the stocks comprising the Basket — Owning the ROS is not the same as owning the stocks comprising the Basket Index or the Basket Indices.
♦	Credit of issuer — An investment in the ROS is subject to the credit risk of UBS, and the actual and perceived creditworthiness of UBS may affect the market value of the ROS.
♦	Price prior to maturity — The market price of the ROS will be influenced by many unpredictable and interrelated factors, including the level of the Basket; the volatility of the Basket; the dividend rate paid on the stocks comprising the Basket; the time remaining to the maturity of the ROS; interest rates in the markets; geopolitical conditions and economic, financial, political and regulatory or judicial events; and the creditworthiness of UBS.
♦	Impact of fees on secondary market prices — Generally, the price of the ROS in the secondary market is likely to be lower than the initial public offering price since the issue price included, and the secondary market prices are likely to exclude, commissions, hedging costs or other compensation paid with respect to the ROS.
♦	Potential UBS impact on price — Trading or transactions by UBS or its affiliates in the stocks comprising the Basket, or in futures, options, exchange-traded funds or other derivative products on the stocks comprising the Basket, may adversely affect the market value of the stocks comprising the Basket, the level of the Basket, and, therefore, the market value of the ROS.
♦	Potential conflict of interest — UBS and its affiliates may engage in business with the issuers of the stocks comprising the Basket, which may present a conflict between the obligations of UBS and you, as a holder of the ROS. The calculation agent, an affiliate of the issuer, will determine the Basket Return and payment at maturity based on the closing level of the Basket on the final valuation date. The calculation agent can postpone the determination of the Basket Return or the maturity date if a market disruption event occurs and is continuing on the final valuation date.
♦	Potentially inconsistent research, opinions or recommendations by UBS — UBS and its affiliates may publish research, express opinions or provide recommendations that are inconsistent with investing in or holding any offering of the ROS. Any such research, opinions or recommendations could affect the value of the Basket Index or Basket Indices or the stocks included in such Basket Index or Basket Indices, and therefore the market value of the ROS.
♦	Uncertain tax treatment — Significant aspects of the tax treatment of the ROS are uncertain. You should consult your own tax advisor about your own tax situation. See “What Are the Tax Consequences of the ROS” on page 8.
♦	Maximum potential return only at maturity — You can only earn the potential maximum return if you hold your ROS to maturity.
♦	Changes in the levels of the Basket Indices may offset each other — The ROS are linked to a weighted basket composed of the Basket Indices. At a time when the level of one or more Basket Indices increases, the level of one or more other Basket Indices may not increase as much or may even decline. Therefore, in calculating the Basket Ending Level, increases in the level of one or more of the Basket indices may be moderated, or offset, by lesser increases or declines in the level of one or more other Basket Indices.
♦	Currency Risk — The MSCI EAFE Index®, but not the stocks included in the MSCI EAFE Index®, is denominated in U.S. dollars, and an investment in the ROS linked to the MSCI EAFE Index® will involve foreign currency exposure and the value of the ROS linked to the MSCI EAFE index® will be affected by exchange rate fluctuations between the U.S. dollar and the currencies in which the stocks included in the MSCI EAFE Index® are based. If the applicable currencies appreciate or depreciate relative to the U.S. dollar over the term of the ROS, the value of your ROS may increase or decrease at maturity.

♦	Non-U.S. Securities Markets and Emerging Markets Risks — The stocks included in the MSCI EAFE Index® are issued by foreign companies in foreign securities markets. These stocks may be more volatile and may be subject to different political, market, economic, exchange rate, regulatory and other risks that may have a negative impact on the performance of the ROS linked to the MSCI EAFE Index®. An investment in the ROS linked to the MSCI EAFE Index® will also involve risks not generally associated with investments that have no emerging market component. In particular, many emerging nations are undergoing rapid institutional change, involving the restructuring of economic, political, financial and legal systems. Regulatory and tax environments may be subject to change without review or appeal. Many emerging markets suffer from underdevelopment of capital markets and tax regulation. The risk of expropriation and nationalization remains a threat. Guarding against such risks is made more difficult by low levels of corporate disclosure and unreliability of economic and financial data.

The Standard & Poor’s 500® Index

The Standard and Poor’s 500® Index (the “Index”) is published by Standard & Poor’s, a division of The McGraw-Hill Companies, Inc. As discussed more fully in the Index supplement under the heading “Underlying Indices and Underlying Index Publishers — S&P 500® Index,” the Index is intended to provide an indication of the pattern of common stock price movement. The calculation of the value of the Index is based on the relative value of the aggregate market value of the common stock of 500 companies as of a particular time compared to the aggregate average market of the common stocks of 500 similar companies during the base period of the years 1941 through 1943. Ten main groups of companies comprise the Index, with the number of companies included in each group as of May 27, 2008 indicated below: Consumer Discretionary (86); Consumer Staples (40); Energy (36); Financials (92); Health Care (51); Industrials (56); Information Technology (71); Materials (28); Telecommunications Services (9); and Utilities (31).

The graphs below illustrate the performance of the Index from 2/27/98 to 5/27/08. The historical levels of the Index should not be taken as an indication of future performance.

Source: Bloomberg L.P

The Index closing level on May 27, 2008 was 1385.35.

The MSCI EAFE Index®

The MSCI EAFE Index® (the “MSCI EAFE Index”) is published by Morgan Stanley Capital International Inc. As discussed more fully in the Index supplement under the heading “Underlying indices and Underlying Index Publishers – MSCI EAFE Index®,” the MSCI EAFE Index is a free float-adjusted market capitalization index that is designed to measure developed market equity performance in Europe, Asia, Australia and the Far East, excluding the United States and Canada. The securities included in the MSCI EAFE Index are chosen based on industry group and country. As of May 27, 2008, the MSCI EAFE Index consisted of the following 21 developed country indexes: Australia, Austria, Belgium, Denmark, Finland, France, Germany, Greece, Hong Kong, Ireland, Italy, Japan, the Netherlands, New Zealand, Norway, Portugal, Singapore, Spain, Sweden, Switzerland and the United Kingdom. the MSCI EAFE Index is a part of a series of indexes sponsored by MSCI called the “MSCI Standard Index series”.

The graph below illustrates the performance of the MSCI EAFE Index from 2/27/98 to 5/27/08. The historical levels of the MSCI EAFE Index should not be taken as an indication of future performance.

Source: Bloomberg L.P.

The MSCI EAFE closing level on May 27, 2008 was 2135.58.

Scenario Analysis and Examples at Maturity

The following scenario analysis and examples assume a 30% Maximum Gain and assume a range of Index performance from +50% to -50%.

Example 1 — On the final valuation date, the Basket closes 5% above the Basket Starting Level. Since the Basket Return is 5%, you will receive 2x the Basket Return, or a 10% total return, and the payment at maturity per $1,000 principal amount of ROS will be calculated as follows: $1,000 + ($1,000 × 2 × 5%) = $1,000 + $100 = $1,100.

Example 2 — On the final valuation date, the Index closes 20% above the Index Starting Level. Since 2x the Index Return of 20% is more than the Maximum Gain of 30%, you will receive the Maximum Gain of 30%, and the payment at maturity is equal to $1300 per $1000 principal amount of ROS.

Example 3 — On the final valuation date, the Index closes 5% below the Index Starting Level. Since the Index Return is –5%, which is within the principal protection range of 0% and -10%, the payment at maturity is equal to $1000 per $1000 principal amount of ROS.

Example 4 — On the final valuation date, the Index closes 20% below the Index Starting Level. Since the Index Return is –20%, which is outside the principal protection range of 0% and -10%, the payment at maturity is equal to $9.00 per $10.00 principal amount of ROS as follows:

$1000 + [$1000 × (-20% + 10%)] = $900

Accordingly, if the Index declines by more than 10% over the term of the ROS, you may lose up to 90% of your principal.

What Are the Tax Consequences of the ROS?

The United States federal income tax consequences of your investment in the ROS are uncertain. Some of these tax consequences are summarized below, but we urge you to read the more detailed discussion in “Supplemental U.S. Tax Considerations” on page PS-28 of the ROS PP product supplement and discuss the tax consequences of your particular situation with your tax advisor.

Pursuant to the terms of the ROS, UBS and you agree, in the absence of a statutory, regulatory, administrative or judicial ruling to the contrary, to characterize your ROS as a pre-paid derivative contract with respect to the Basket. If your ROS are so treated, you should generally recognize capital gain or loss upon the sale or maturity of your ROS in an amount equal to the difference between the amount you receive at such time and the amount you paid for your ROS. Such gain or loss should generally be long term capital gain or loss if you have held your ROS for more than one year.

In the opinion of our counsel, Sullivan & Cromwell LLP, it would be reasonable to treat your ROS in the manner described above. However, because there is no authority that specifically addresses the tax treatment of the ROS, it is possible that your Securities could alternatively be treated for tax purposes in the manner described under “Supplemental U.S. Tax Considerations — Alternative Treatments” on page PS-29 of the ROS PP product supplement.

The Internal Revenue Service has recently released a notice that may affect the taxation of holders of the ROS. According to the notice, the Internal Revenue Service and the Treasury Department are actively considering whether the holder of an instrument such as the ROS should be required to accrue ordinary income on a current basis, and they are seeking taxpayer comments on the subject. It is not possible to determine what guidance they will ultimately issue, if any. It is possible, however, that under such guidance, holders of the ROS will ultimately be required to accrue income currently and this could be applied on a retroactive basis. The Internal Revenue Service and the Treasury Department are also considering other relevant issues, including whether additional gain or loss from such instruments should be treated as ordinary or capital, whether foreign holders of such instruments should be subject to withholding tax on any deemed income accruals, and whether the special “constructive ownership rules” of Section 1260 of the Internal Revenue Code should be applied to such instruments. Holders are urged to consult their tax advisors concerning the significance, and the potential impact, of the above considerations. Except to the extent otherwise required by law, UBS intends to treat your ROS for United States federal income tax purposes in accordance with the treatment described above and under “Supplemental U.S. Tax Considerations” on page PS-28 of the ROS PP product supplement, unless and until such time as the Treasury Department and Internal Revenue Service determine that some other treatment is more appropriate.

In addition, a member of the House of Representatives has recently introduced a bill that, if enacted, would require holders of ROS purchased after the bill is enacted to accrue interest income over the term of the ROS despite the fact that there will be no interest payments over the term of the ROS. It is not possible to predict whether this bill or a similar bill will be enacted in the future and whether any such bill would affect the tax treatment of your ROS.

Capitalization of UBS

The following table sets forth the consolidated capitalization of UBS in accordance with International Financial Reporting Standards and translated into U.S. dollars.

As of March 31, 2008 (unaudited)	CHF	USD
	(in millions)
Debt
Debt issued(1)	386,575	389,198
Total Debt	386,575	389,198
Minority Interest(2)	6,310	6,353
Shareholders’ Equity	16,386	16,497
Total capitalization	409,271	412,048
(1)	Includes Money Market Paper and Medium Term Notes as per Balance Sheet position.
(2)	Includes Trust preferred securities.

Swiss franc (CHF) amounts have been translated into U.S. dollars (USD) at the rate of CHF 1 = USD 1.00679 exchange rate in effect as of March 31, 2008.

Structured Product Categorization

To help investors identify appropriate investment products (“structured products”), UBS organizes its structured products into four categories: Protection Strategies, Optimization Strategies, Performance Strategies and Leverage Strategies. The ROS are classified by UBS as an Optimization Strategy for this purpose. The description below is intended to describe generally the four categories of structured products and the types of protection that may be offered on those products. This description should not be relied upon as a description of any particular structured product.

♦	Protection Strategies are structured to provide investors with a high degree of principal protection at maturity, periodic coupons or a return at maturity with the potential to outperform traditional fixed income instruments. These structured products are designed for investors with low to moderate risk tolerances.
♦	Optimization Strategies are structured to optimize returns or yield within a specified range. These structured products are designed for investors with moderate to high risk tolerances. Optimization Strategies may be structured to provide no principal protection, partial protection or contingent protection.
♦	Performance Strategies are structured to be strategic alternatives to index funds or exchange traded funds or to allow efficient access to new markets. These structured products are designed for investors with moderate to high risk tolerances. Performance Strategies may be structured to provide no principal protection, partial protection or contingent protection.
♦	Leverage Strategies are structured to provide leveraged exposure to the performance of an underlying asset. These structured products are designed for investors with high risk tolerances.

“Partial protection”, if applicable, provides principal protection against a decline in the price or level of the underlying asset down to a specified threshold; investors will lose 1% of principal for every 1% decline in the price or level of the underlying asset below the specified threshold.

“Contingent protection”, if applicable, provides principal protection at maturity as long as the price or level of the underlying asset does not trade below a specified threshold; if the price or level of the asset declines below the specified threshold at any time during the term of the securities, all principal protection is lost and the investor will have full downside exposure to the price or level of the underlying asset.

In order to benefit from any type of principal protection, investors must hold the security to maturity.

Classification of structured products into categories is not intended to guarantee particular results or performance.